                                                                                                    -----------------------------
                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
                                                                                                    -----------------------------
                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                               COMMISSION FILE NUMBER
                                                                                                               0-19746
(Check One):  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR                -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER
                                                                                                             279218 20 0
     For Period Ended: April 4, 1999                                                                -----------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: __________________

------------------------------------------------------------------------------------------------------------------------------------
                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

     ECOSCIENCE CORPORATION
____________________________________________________________________________________________________________________________________
Full Name of Registrant


____________________________________________________________________________________________________________________________________
Former Name if Applicable

     10 Alvin Court
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

     East Brunswick, New Jersey  08816
____________________________________________________________________________________________________________________________________
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

  |_|   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
  |_|   | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period.


          See Attachment A


                                                                                                    (Attach Extra Sheets if Needed.)
                                                                                                                     SEC 1344 (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Philip D. Forlenza                                         732                                      741-3900
    --------------------------------------             -------------------                     --------------------------
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  |_| No

    --------------------------------------------------------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  |_| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

                                                          See Attachment B
====================================================================================================================================

                                                      EcoScience Corporation
                                        ---------------------------------------------------
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 19, 1999                             By  Michael A. DeGiglio, President


INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer),  evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
------------------------------------------------------------------------------------------------------------------------------------


                                                        GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.   One signed  original  and four  conformed  copies of this form and  amendments  thereto  must be  completed  and filed with the
     Securities and Exchange  Commission,  Washington,  D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The  information  contained in or filed with the form will be made a matter of public  record in the  Commission files.

3.   A manually signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.   Amendments to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.   Electronic  Filers.  This form shall not be used by  electronic  filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period  prescribed  due to  difficulties  in electronic  filing should comply with either Rule 201 or Rule 202 of  Regulation  S-T  (ss.232.201  or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).



Attachment A

The Registrant recently completed two significant transactions. On September 30, 1998, Agro Power Development, Inc. ("APD") was merged with and into a wholly owned subsidiary of the Registrant in a transaction accounted for as a pooling of interests (the "Merger Transaction"). On December 31, 1998, the Company acquired all of the outstanding common stock of four corporations, each of which owns a 50% interest in a limited partnership in which APD is a 50% partner. This transaction (the "Acquisition Transaction") is being accounted for under the purchase method of accounting. As a result of (i) the significant change in the size and scope of the Company's operations which resulted from the Merger Transaction and (ii) complexities associated with finalizing the accounting for the Acquisition Transaction, the Company is unable to file its Report on Form 10-Q for the quarter ended April 4, 1999 on a timely basis without unreasonable effort and expense.

Attachment B

As noted in Attachment A, the Merger Transaction significantly increased the size and scope of the Registrant's operations. In addition, the Acquisition Transaction will effect the Registrant's statement of operations. As a result of these transactions, results of operations for the 13 week period ended April 4, 1999 will not be comparable to the results previously disclosed for the comparable period of the prior year. For the reasons set forth in Attachment A, an estimate of the change in results is not being made at this time.